UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 1-1113
(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Riverwood Holding, Inc. Full Name of Registrant
Former Name if Applicable
3350 Riverwood Parkway, S.E., Suite 1400 Address of Principal Executive Office (Street and Number)
Atlanta, Georgia 30339 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR the transition report or portion thereof, could not be filed within the prescribed time period.

        The Company needs additional time to finalize the consolidated financial statements to be included in its Form 10-K for the year ended December 31, 2002. As previously disclosed, during the fourth quarter of 2002, the Company changed its method of determining the cost of inventories from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method. Prior to 2002, the majority of the Company's operations used the LIFO method of valuing inventory. The Company has concluded that the FIFO method will result in a better measurement of current inventory costs with revenues because the Company has realized, and expects to continue to realize, cost reductions in its manufacturing operations. The Company will apply this change by retroactively restating its financial statements as required by Accounting Principles Board Opinion No. 20, "Accounting Changes." The Company is in the process of completing the necessary changes to its consolidated financial statements to give effect to the restatement. The Company expects that the restatement will result in an increase to the accumulated deficit as of January 1, 2000 of approximately $15.5 million. The Company expects that the restatement will impact each of Cost of Sales, Income from Operations and Net (Loss) Income by $12.3 million positively in 2001 and by $6.9 million negatively in 2000.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Daniel J. Blount (Name)	770 (Area Code)	644-3000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identify report(s). /x/ Yes / / No
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See the Company's response to Part III above with respect to the expected impact on the Company's results of operations as a result of the change from the LIFO method to the FIFO method.

In addition, after consultation with the Staff of the Securities and Exchange Commission about the accounting for the Company's investment in Rengo Riverwood Packaging, Ltd. ("Rengo"), the Company's 50% owned Japanese joint venture, the Company will restate its previously issued 2001 financial statements to report its investment in Rengo using the equity method of accounting. The Company began to consolidate Rengo into its consolidated financial statements as of January 1, 2001. The consolidation of Rengo contributed $48.3 million in Net Sales and $3.1 million in Income from Operations in 2001.

Riverwood Holding, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2003	By	/s/ DANIEL J. BLOUNT Senior Vice President and Chief Financial Officer